================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                 March 21, 2006

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F  X       Form 40-F
                                   ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes              No  X
                                 ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes              No  X
                                 ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

================================================================================


                                  MetroGAS S.A.
                                TABLE OF CONTENTS
Item
----

1. Press Release dated March 16, 2006 announcing the extension of MetroGAS' APE Solicitation.

[GRAPHIC OMITTED]

www.metrogas.com.ar                                                      Item 1.
-------------------                                                      -------

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                                   D'Longueil Consulting, New York
Eduardo Villegas Contte, Chief Financial Officer                Lucia Domville
(evillega@metrogas.com.ar)                                      (ldomville@nyc.rr.com)
(5411) 4309-1434                                                (917) 375-1984
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)
(5411) 4309-1511

  METROGAS ANNOUNCES THE FURTHER EXTENSION OF ITS SOLICITATION OF CONSENTS TO
  ---------------------------------------------------------------------------
                RESTRUCTURE ITS UNSECURED FINANCIAL INDEBTEDNESS
                ------------------------------------------------

         BUENOS AIRES, March 16, 2006 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") today announced that it is extending until 5:00 p.m., New York City time, on April 10, 2006, its solicitation (the "APE Solicitation") from holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), aggregating approximately the equivalent of U.S.$ 436.3 million principal amount of Existing Debt determined on the basis of exchange rates on December 16, 2005 (the FX Reference Date referred to in the Company's Solicitation Statement dated November 9, 2005, as amended and supplemented), subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and of support agreements committing holders of its Existing Bank Debt to execute, an acuerdo preventivo extrajudicial ("APE"). The new expiration date coincides with the expiration date of the Company's previously announced solicitation (the "Italian Solicitation") of such powers of attorney and support agreements from holders of Existing Debt resident in Italy. The Company may extend the expiration dates of the APE Solicitation and the Italian Solicitation past April 10, 2006.

         APE Solicitation

         As of 5:00 p.m., New York City time, on March 15, 2006, the Company had received powers of attorney and support agreements, together with the necessary supporting documentation, with respect to the equivalent of approximately U.S.$
394.9 million principal amount of Existing Debt determined on the basis of exchange rates on the FX Reference Date. In addition, as of such time and date, the Company had also received powers of attorney and support agreements, but was awaiting the receipt of the necessary supporting documentation, with respect to the equivalent of an additional U.S.$ 1.9 million principal amount of Existing Debt determined on the basis of such exchange rates.

         The APE Solicitation will remain in all respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 9, 2005, as amended and supplemented.


THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. NEITHER THE RIGHTS OR THE

INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. WHILE THE APE SOLICITATION HAS NOT BEEN MADE TO HOLDERS OF EXISTING DEBT RESIDENT IN ITALY, THE ITALIAN SOLICITATION IS BEING MADE TO SUCH HOLDERS IN COMPLIANCE WITH SUCH LAWS AND REGULATIONS. IN ADDITION, THE APE SOLICITATION IS ONLY BEING MADE IN THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) TO QUALIFIED INVESTORS, AS THAT TERM IS DEFINED FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE. THE COMPANY RESERVES THE RIGHT, HOWEVER, TO EXTEND THE APE SOLICITATION TO NO MORE THAN 99 HOLDERS OF THE COMPANY'S EXISTING DEBT IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) THAT HAS IMPLEMENTED THE EUROPEAN UNION PROSPECTUS DIRECTIVE.

The Settlement Agent for the APE Solicitation outside Argentina is J.P. Morgan Chase Bank and its telephone and fax number are +1 (212) 623-5136 and +1 (212) 623-6216, respectively. The Settlement Agent for the APE Solicitation inside Argentina is J.P. Morgan Chase Bank N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  March 21, 2006


                                                  MetroGAS S.A.

                                                  By:    /s/Eduardo Villegas
                                                         -----------------------
                                                  Name:  Eduardo Villegas
                                                  Title: Chief Financial Officer